GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

February 11, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
Correspondence submitted January 13, 2011 regarding
Amendment No. 1 to Form 8-K
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated January 28, 2011, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to Current Report on Form 8-K filed on August 25, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
We note your response to comment one in our letter dated December 23, 2010, and we partially re-issue that comment. Please file a 1934 Act registration statement, if you intend to register your securities under the Securities Exchange Act.

Response:

We will file a Form 8-A to register our shares under the Securities Exchange Act.

2.
We note your response to comment two in our letter dated December 23, 2010, and we partially re-issue that comment. Please amend the Form 8-K to comply with the comments in our prior letters and this letter.

Response:

Duly noted. We will amend the Form 8-K to comply with the comments in all the SEC staff letters after we clear all the comments on the Form 8-K.

3.
Please disclose the principal terms of the earn-in agreements. For example, please disclose the shares issuable upon each occurrence date. Disclose whether each target was met and explain the facts upon which that determination was made.

Response:

On June 29, 2010 the sole shareholder (the “Seller”) of Global Pharma Enterprise Group Limited (“Global Pharma”) entered into an Earn In Agreement (the “Agreement”) with the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan (the “Buyers”). Pursuant to the Agreement, Global Pharma shall enter into a share exchange agreement, at a date after this Agreement, with a United States domiciled shell company and at that time the Buyers, will have call rights to acquire the controlling interest in the publicly held company according to the following schedule:

a.          At the time the Buyers enter into a binding employment agreement for a term of not less than three years with the public shell company and the operating companies to serve as the management team within six months after the date of this Agreement, the Buyers shall have the call right to purchase 25% of the Seller’s shares, or 5,223,500 shares of common stock of Global Pharm, for a cash consideration of $75,000. On August 6, 2010, the Buyers, Yinlu Yin, An Fu and Dan Li entered into three-year employment agreements with Global Pharm Holdings Group, Inc., the public shell company (“Global Pharm”) and Zhihao Pan, Zhengang Chi, Yanmin Song, Zhencheng Huang, Yiting Zhang, Yanming Lu, Yanliang Song, Yan Zhang, Xueye Jing, Xianming Zeng, Shunli Wang, Renyuan Su, Qingwei Meng, Nan Li, Naihua Hu, Li Li, Hong Li, Hanjun Liu, Fangyuan Song, Chaobo Song entered three-year employment contracts with Global Pharm’s operating companies.  Because the employment agreements were entered into within six months after the date of the Agreement, the Buyers acquired the first call right to purchase 25% of the Seller’s shares.

b.          At the time Global Pharma and its subsidiaries achieve an after-tax net income of $3.6 million for the three months ended June 30, 2010, the Buyers shall have the call right to purchase another 25% of the Seller’s shares, or 5,223,500 shares of common stock of Global Pharm, for a cash consideration of $75,000. Global Pharma and its subsidiaries achieved an after-tax net income of 3.8 million for the three months period ended June 30, 2010, which was disclosed in our Current Report on Form 8-K/A on August 25, 2010 and has been reviewed and approved by our auditor. Accordingly, the Buyers acquired the second call right to purchase the second 25% tranche of the Seller’s shares.

c.          At the time Global Pharma and its subsidiaries achieve an after-tax net income of $3.8 million for the three months ended September 30, 2010, the Buyers shall have the call right to purchase another 25% of the Seller’s shares, or 5,223,500 shares of common stock of Global Pharm, for a cash consideration of $75,000. Global Pharma and its subsidiaries achieved an after-tax net income of $3.9 million for the three months ended September 30, 2010, which was disclosed in our Quarterly Report on Form 10-Q on November 15, 2010 and has been reviewed and approved by our auditor. Therefore, the Buyers acquired the third call right to purchase the third 25% tranche of the Seller’s shares.

d.          At the time Global Pharma and its subsidiaries achieve an after-tax net income of $15.2 million for the year ended December 31, 2010 and a satisfactory audit report is issued according to US GAAP for 2010, the Buyers shall have the call right to purchase the remaining 25% of the Seller’s shares.  Global Pharma and its subsidiaries have achieved an after-tax net income of $15.2 million. However, a satisfactory audit report from our independent auditor needs to be issued for the Buyers to have the right to exercise the fourth call right. Upon the exercise of the fourth call right, the Buyers will own a total of 80.36% or 20,894,000 shares of the total outstanding shares of Global Pharm.

On November 19, 2010, all the Buyers exercised the first three call rights except that one of the Buyers, having acquired the call rights to purchase a total of 86,200 shares of common stock of Global Pharm, has not exercised her call right due to personal reasons. As of February 11, 2011, the fourth call right has not been exercised, pending a satisfactory audit report from our auditor.

The period during which the Buyers can exercise the call rights is five years from the date each of the earn in targets is achieved. The aggregate price for exercising the four call rights is $300,000.

4.
We note your response to comment 16 in our letter dated December 23, 2010. Please revise your disclosures to reflect the exercise of the call option and the change in share ownership, if appropriate. Please revise or advise. See our related comments below.

Response:

Noted. We propose to revise our disclosure as follows:

The first three earn in targets as set forth in the Earn In Agreement, namely, binding three-year employment contracts with various members of management within six months of this Agreement; after-tax net income of Global Pharma Enterprise Group Limited and its subsidiaries exceeding $3.6 million for the three months ended June 30, 2010 and after-tax net income of Global Pharma Enterprise Group Limited and its subsidiaries exceeding $3.8 million for the three months ended September 30, 2010, were achieved and the former shareholders and the beneficial owners had exercised the related call rights on November 19, 2010 except that one of the former shareholders and the beneficial owners, having acquired the call rights to purchase a total of 86,200 shares of common stock of Global Pharm, has not exercised her call right due to personal reasons. As a result, the former shareholders and the beneficial owners currently hold 15, 584,300 or 59.9% of the total outstanding shares of Global Pharm and Ms. Mei Li Tsai owns 5,309,700 or 20.4% of the total outstanding shares of Global Pharm.

Description of Our Business, page 5

5.	We note your response to comment six in our letter dated December 23, 2010. Please revise your filing accordingly.

Response:

Noted. We propose to amend our disclosure as follows, with the amendment underlined for your reference:

On August 6, 2010, our sole director and officer, Rhonda Heskett entered into a share purchase agreement with Mei Li Tsai to sell 19,094,000 of her shares of common stock to Mei Li Tsai for a cash consideration of $450,000 and Mei Li Tsai thus became our largest shareholder of approximately 78.9% of our then total issued and outstanding shares. Also on August 6, 2010, our board of directors approved the appointment of Yunlu Yin as our new Chief Executive Officer and sole director, An Fu as our new Chief Financial Officer and Dan Li as our new Secretary while accepting the resignation of Rhonda Heskett as director, President, Chief Executive Officer, and Chief Financial Officer of the Company. As a result of the foregoing, there was a change in control of the Company on August 6, 2010.

Notes to Consolidated Financial Statements
Note 1. Organization, page F-6

6.
We read your response to our prior comment 16, and we note your statement that as of January 4, 2011, the first three earnings targets were achieved; however, we note that your after-tax net income for the three months ended September 30, 2010, per your Form 10-Q filed on November 15, 2010, was $3.66 million. As your earnings target for that period was $3.8 million, please reconcile this apparent inconsistency.

Response:

Pursuant to the Earn In Agreement, the third earn in target required an after-tax net income of $3.8 million for Global Pharma Enterprise Group Limited, the BVI company, and its subsidiaries rather than Global Pham Holdings Group, Inc., the U.S. public company, and its subsidiaries. The after-tax net income for the three months ended September 30, 2010 for the U.S. public company and its subsidiaries was $3.66 million while Global Pharma, the BVI company and its subsidiaries achieved an after-tax net income of $3.92 million. Because we achieved the target, the Buyers exercised the third call right on November 19, 2010 and purchased approximately 25% of the Seller’s shares.

7.
Tell us how the parties to the Agreement addressed the apparent failure to meet the earnings target for the three months ended September 30, 2010. Tell us how the Call Option is exercised under the Agreement in this circumstance. Also, tell us whether the failure to meet an earnings target represents an Event of Default.

Response:

We met the third earn in target for the three months ended September 30, 2010 and the buyers exercised the third call right in November 2010. Please see our responses to the above Comments.

Form 10-Q for the period ended September 30, 2010

8.
Please refer to your response to our prior comment 22. The reasons you cite as bases for concluding your disclosure controls and procedures were ineffective represent the possible outcome of material weaknesses instead of the actual material weaknesses in the disclosure controls and procedures. Please revise to describe the material weaknesses in disclosure controls and procedures that resulted in your ineffective conclusion. Also, revise to disclose the specific steps that you have taken, if any, to remediate each material weakness and disclose whether you believe that each material weakness still exists at the end of the period covered by the report.

Response:

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of September 30, 2010, the following material weakness in our internal control over financial reporting has been identified: the Company did not have appropriate policies and procedures in place to identify and give disclosures relating to the basis for applying the reverse acquisition accounting to the Company’s acquisitions of three PRC operating subsidiaries pursuant to an “Earn In Agreement” and to properly accrue for dividends declared by the PRC operating company prior to the “Earn In Agreement”. Therefore, the Company was not able to effectively identify all necessary and appropriate disclosures and to effectively capture all financial data for the purposes of preparing its financial statements in accordance with U.S. GAAP.

Due to the material weakness described above, management has concluded that we did not maintain effective internal control over financial reporting as of September 30, 2010.

Management’s Remediation Initiatives

We are in the process to form an Audit Committee, chaired by an accounting expert with adequate knowledge and experience in U.S. GAAP and SEC reporting requirements, to advise the management on matters relating to our internal control over financial reporting. Going forward, in order to address the material weaknesses in our internal controls over financial reporting, we plan to make the following necessary changes and improvements:

•	recruit accounting resources to fulfill U.S. GAAP reporting requirements;
•	provide training to our finance team and other relevant personnel of the Company on the U.S. GAAP accounting guidance applicable to the Company’s financial statements; and
•	refer to external expertise, i.e., accept advice from an outside accounting firm, if necessary to ensure proper disclosure and reporting in a timely manner.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yunlu Yin
Yunlu Yin
Chief Executive Office